EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements of Endocare, Inc. pertaining to the 1995 Stock Plan and 1995 Director Option Plan (Form S-8 No. 333-30405 and No. 333-79785), 1995 Stock Plan (Form S-8 No. 333-52486), Special Option Grant to Mr. John Cracchiolo Pursuant to a Written Compensation Agreement (Form S-8 No. 333-81846), and the 2001 Long Term Incentive and Stock Option Plan (Form S-8 No. 333-84926), of our report dated September 9, 2003, except for Note 13, as to which the date is October 1, 2003, and Note 6, as to which the date is October 13, 2003, with respect to the consolidated financial statements and schedule of Endocare, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2002.

/s/ ERNST & YOUNG LLP

Los Angeles, California
December 1, 2003